Via Facsimile and U.S. Mail
Mail Stop 03-09


April 15, 2005


Kevin P. Tully, C.G.A.
Treasurer and Controller
Insmed Incorporated
4851 Lake Brook Drive
Glen Allen, Virginia 23060

Re:	Insmed Incorporated
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 000-30739

Dear Mr. Tully:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should amend your documents in response to these comments.
In one of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-K for the fiscal year ended December 31, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Management`s Discussion And Analysis Of Financial Condition And
Results Of Operations, page 35

1. We believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.
Please expand your MD&A to disclose the following information for each of your major research and development projects.

a. The costs incurred during each period presented and to date on each project;
b. The nature, timing and estimated costs of the efforts necessary to complete each project;
c. The anticipated completion dates of each project;
d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if each project is not completed timely; and finally
e. The period in which material net cash inflows from significant projects are expected to commence for each project.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.
Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.


Notes To Consolidated Financial Statements

Note 1. Description of the Business and Summary of Significant
Accounting Policies

Research and Development, page F-9

2. Please expand your discussion of Research and Development to specifically address and distinguish the separate accounting policies for internal research and development expenditures, research and development conducted for others, and research and development services for which you have contracted.

Recent Accounting Pronouncements, page F-10

3. Regarding your discussion of SFAS 123(R), your statement
"Insmed
Incorporated is unable to estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options" is confusing. In this regard, it is unclear how the timing of when employees exercise options would impact your accounting under SFAS 123(R). As such, please supplementally explain this to us, by providing specific references to SFAS 123(R) that support this disclosure. Otherwise, please provide us with the revisions that you would propose making to this disclosure so that it would comply with SEC Staff Topic 11M (SAB 74).


*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jim Peklenk, Staff Accountant, at (202) 824-5343, or Oscar Young, Staff Accountant, at (202) 942-2902, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Kevin P. Tully
Insmed Incorporated
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